

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2022

Yan Gao
Vice President of Finance
Qudian Inc.
Tower A, AVIC Zijin Plaza
Siming District, Xiamen
Fujian Province 361000, People's Republic of China

>**Re: Qudian Inc.**
>**Form 20-F for the Fiscal Year Ended December 31, 2021**
>**Filed April 29, 2022**
>**File No. 001-38230**

Dear Yan Gao:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>Sincerely,
>
>Division of Corporation Finance
>Office of Finance